Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 1 DATED DECEMBER 30, 2021

TO THE OFFERING CIRCULAR DATED DECEMBER 21, 2021

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 21, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Update our distributions;
●	Announce the declaration of a special distribution; and
●	Update our plan of operation.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $43,522,230 in shares of common stock. We are continuing to offer in this Follow-on Offering up to $66,875,819 in our common stock, which represents the value of the stock available to be offered as of November 24, 2021 out of the rolling 12-month maximum offering amount of $75,000,000 in our common stock. As of November 30, 2021, we had raised total aggregate gross offering proceeds of approximately $38,999,000 and had issued approximately 3,856,000 shares of common stock in the Offerings, purchased by approximately 2,650 unique investors.

The Follow-on Offering is expected to terminate on or before December 23, 2023, unless extended by our board of directors, as permitted under applicable law and regulations.

Distributions

On September 30, 2021, our board of directors authorized a daily cash distribution of $0.0013191781 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period beginning October 1, 2021 and ending on October 31, 2021, and $0.0013623288 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period beginning November 1, 2021 and ending on November 30, 2021 and beginning December 1, 2021 and ending on December 31, 2021 (each, a “Distribution Period”). Our board of directors expects that the distributions for the Distribution Periods will be paid on or before January 15, 2022.

This distribution equates to approximately 4.50% on an annualized basis assuming a $10.70 per share net asset value (“NAV”) (the then-current purchase price for the period from October 1, 2021 to October 31, 2021) and calculated for the Distribution Period beginning October 1, 2021 and ending on October 31, 2021, and approximately 4.50% on an annualized basis assuming $11.05 per share NAV (the current purchase price effective November 1, 2021), calculated for the Distribution Periods beginning November 1, 2021 and ending on November 30, 2021 and beginning December 1, 2021 and ending on December 31, 2021. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

While the board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.

Declaration of Special Distribution

On December 30, 2021, our board of directors authorized a special cash distribution of $0.8016141564 per share of the Company’s common stock to stockholders of record as of the close of business on December 31, 2021. The distribution will be payable to the stockholders of record as of the close of business on December 31, 2021. The board of directors expects that the distribution will be paid on or about January 15, 2022.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of December 30, 2021, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $265 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $316 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the aggregate value of any preferred equity investments is based on the most recent purchase price of the asset and the value of properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our Offering Circular, a copy of which can be found here: https://www.sec.gov/Archives/edgar/data/1699573/000149315221032190/form253g2.htm.